                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.2)*

                           LARIZZA INDUSTRIES, INC.
                                (Name of issuer)

                          Common Stock, no par value
                         (Title of Class of Securities)

                                517235  10   7
                                (CUSIP number)

           Edward L. Sawyer, Jr., 1375 East 9th Street, Suite 2000
                     Cleveland, Ohio 44114 (216) 781-0458
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                         May 2, 1994 and May 4, 1994
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE.   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
   CUSIP No. 517235  10  7                                     Page 2 of 8 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Edward L. Sawyer, Jr.
          ###-##-####

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                 (b) /X/

   3    SEC USE ONLY


   4    SOURCE OF FUNDS*

         N/A

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                         / /


   6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                        7    SOLE VOTING POWER
      NUMBER OF
        SHARES
     BENEFICIALLY       8    SHARED VOTING POWER
       OWNED BY
         EACH
      REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON WITH

                        10   SHARED DISPOSITIVE POWER
                                        2,023,838

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,023,838

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                              / /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IS ROW (11)
         9.2%

  14    TYPE OF REPORTING PERSON*
         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 517235 10 7                                         Page 3 of 8 Pages




Item 1. Security and Issuer.

       The title of the class of equity securities to which this statement relates is Common Stock, no par value ("Common Stock"), of Larizza Industries, Inc., an Ohio corporation (the "Company"). The address of the Company's principal executive offices is 201 West Big Beaver Road, Suite 1040, Troy, Michigan 48084.

Item 2. Identity and Background.

       This statement is being filed by Edward L. Sawyer, Jr. ("Sawyer"), (i) individually, (ii) as settlor of the Alexander Sawyer Trust under an Irrevocable Trust Agreement dated July 21, 1987 (the "Alexander Sawyer Trust"), and (iii) as settlor and beneficiary under the Amended and Restated Voting Trust Agreement, dated as of May 4, 1994, among Ronald T. Larizza ("Larizza"), Sawyer, the Alexander Sawyer Trust, Dorothy M. Sawyer and 19 officers and employees of the Company and its subsidiaries and some of their spouses and trusts (collectively, the "Other Parties") and the Company (the "Voting Trust"). The Company's and the Voting Trust's principal business and office address is 201 West Big Beaver Road, Suite 1040, Troy, Michigan 48084. The Alexander Sawyer Trust's principal business and office address is One Cleveland Center, 20th Floor, Cleveland, Ohio 44114. Sawyer's principal business and office address is 1375 East 9th Street, Suite 2000, Cleveland, Ohio 44114.


       Sawyer's principal occupation or employment is investor and consultant. Sawyer is also Chairman of the Board, Secretary and a Director of the Company, a designer and manufacturer of high-quality, plastic-based components and systems used in the interiors of automobiles, light trucks, sport utility vehicles and mini-vans. The Alexander Sawyer Trust is an irrevocable trust governed by Ohio law and holding Common Stock, among other assets, with Sawyer as the settlor, Robert H. Jackson ("Jackson") as trustee and Mr. Sawyer's son as sole beneficiary. Jackson, as trustee of the Alexander Sawyer Trust, has the power to dispose or direct the disposition of the 200,000 shares of Common Stock subject to the Alexander Sawyer Trust subject to Sawyer's approval. The Voting Trust is a voting trust governed by Ohio law (i) governing Common Stock of Sawyer and of the Alexander Sawyer Trust and some of the Common Stock of the Other Parties, (ii) granting Larizza the right to vote the Common Stock subject to the Voting Trust, and (iii) requiring Larizza's consent to any sale, transfer, pledge or other disposition of any Common Stock subject to the Voting Trust at any time until the December 31, 1998 expiration of the Voting Trust. Larizza is the voting trustee and a beneficiary of the Voting Trust, and Sawyer, the Alexander Sawyer Trust and the Other Parties are the settlors and are also beneficiaries of the Voting Trust.

       None of Sawyer, the Alexander Sawyer Trust or the Voting Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Sawyer, the Alexander Sawyer Trust or the Voting Trust has, during the last five years,
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CUSIP NO. 517235 10 7                                       Page 4 of 8 Pages




been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Sawyer is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

       This statement is being filed to report the disposition by Sawyer of 619,839 shares of Common Stock pursuant to a Separation Agreement, dated as of May 2, 1994, under which marital property was divided between Mr. Sawyer and his wife without any exchange of consideration.

       This statement is also being filed to report the sale on behalf of Sawyer of 800,000 shares of Common Stock for $900,000 as of May 4, 1994, to nineteen individuals, including three officers or directors of the Company and sixteen other employees of the Company, and some of their spouses and trusts.

Item 4. Purpose of Transaction.

       The purposes of the disposition of shares of Common Stock by Mr. Sawyer to his wife was to perform the terms of the Separation Agreement and the related division of marital property with his wife. The purpose of the sale of shares of Common Stock by Mr. Sawyer to nineteen individuals and some of their spouses and trusts was to fund additional terms of the division of marital property with his wife pursuant to the Separation Agreement.

       Sawyer has no current plan or proposal to acquire or dispose of additional Common Stock, although, from time to time, Sawyer may acquire additional shares of the Company's Common Stock or dispose of some or all of the shares of Common Stock which he beneficially owns, by sale, gift, pledge or otherwise or pursuant to existing pledges of Common Stock (see Item 6) and, with Larizza's consent, shares may be withdrawn from the Voting Trust. The Company may (i) merge one or more of its subsidiaries into the Company or another subsidiary, (ii) merge into a wholly-owned subsidiary to reincorporate in another state, and/or (iii) sell the Company's operations currently accounted for as discontinued operations, by merger, sale of stock, sale of assets or otherwise. In addition, although it has no current commitments to do so, the Company may engage in other acquisitions or dispositions of businesses or assets or acquisitions, dispositions or issuances of securities as are deemed by the Company's Board of Directors to be in the Company's best interests. Sawyer is currently Chairman of the Board of the Company.

       Other than as described above, Sawyer has no current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its
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CUSIP NO. 517235 10 7                                       Page 5 of 8 Pages




subsidiaries, (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board (except that the Company might add additional management and/or outside directors in the future or replace existing directors if appropriate candidates are identified and consent to serve), (iv) any material change in the Company's present capitalization or dividend policy, (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's Articles of Incorporation or Code of Regulations or other actions which are intended to impede the acquisition of control of the Company by any person (except that, pursuant to the Company's Articles of Incorporation, if additional directors are added so that the aggregate number of directors is nine or more, the Company's Board of Directors will be elected for staggered three year terms), (vii) causing Common Stock to be delisted from the American Stock Exchange, (viii) causing any of the Company's equity securities to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended, (except to the extent such equity securities are already eligible for termination of registration), or (ix) any action similar to those listed above.

Item 5. Interest in Securities of the Issuer.

       The number of shares and percentage of Common Stock beneficially owned by Sawyer and the Alexander Sawyer Trust are as follows:

                               Number                Percent(1)
                             ----------              -------

Sawyer                       1,823,838                  8.3%
Alexander Sawyer Trust         200,000                  0.9%
                             ----------                ----

       Total                 2,023,838 (2)              9.2%
                             ----------                ----
                             ----------                ----

(1) Based on the 22,088,107 shares of Common Stock reported as outstanding as of April 30, 1994 pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

(2) All of these shares are subject to the Voting Trust.

       Sawyer has shared dispositive power over the 1,823,838 shares of Common Stock listed above as beneficially owned by Sawyer and over the 200,000 shares of Common Stock listed above as beneficially owned by the Alexander Sawyer Trust. Larizza, through the Voting Trust, has sole voting power over the 2,023,838 shares of Common Stock listed above as beneficially owned by Sawyer and by the Alexander Sawyer Trust.

       The power to dispose of the shares of Common Stock listed in the table above is shared with Larizza under the Voting Trust, and the power to dispose of the shares of Common Stock listed in the table above as owned by
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CUSIP NO. 517235 10 7                                    Page 6 of 8 Pages




the Alexander Sawyer Trust is shared with the Alexander Sawyer Trust and its trustee, Jackson. Larizza's principal occupation or employment is President, Chief Executive Officer and a Director of the Company, a designer and manufacturer of high-quality, plastic-based components and systems used in the interiors of automobiles, light trucks, sport utility vehicles and mini-vans. The Voting Trust is a voting trust governed by Ohio law (i) governing Common Stock of Sawyer and of the Alexander Sawyer Trust and some of the Common Stock of the Other Parties, (ii) granting Larizza the right to vote the Common Stock subject to the Voting Trust, and (iii) requiring Larizza's consent to any sale, transfer, pledge or other disposition of any Common Stock subject to the Voting Trust at any time until the December 31, 1998 expiration of the Voting Trust. Larizza is the voting trustee and a beneficiary of the Voting Trust, and Sawyer, the Alexander Sawyer Trust and the Other Parties are the settlors and are also beneficiaries of the Voting Trust. The Other Parties are Dorothy M. Sawyer, Sawyer's wife, Edward W. Wells, the Company's Vice President, Chief Operating Officer and Assistant Secretary and a Director of the Company, and his wife Angela, Terence C. Seikel, the Company's Vice President, Finance, Treasurer and Assistant Secretary of the Company, as trustee of the revocable trust, dated February 15, 1993, Prudential Securities, as custodian for Terence
C. Seikel, I.R.A., and the following employees of the Company or a subsidiary of the Company: Vincent L. Donovan, William H. Kett and his wife Gail, Larry Phillips and his wife Sheila, Michael James Prokopetz and his wife Nicole, Peter Ballantyne, Mary Jane Vicary and her husband Michael, Sandra A. Costill, Norman K. Krol and his wife Linda, Prudential Securities, Inc., to be deposited in Norman K. Krol, I.R.A., Houssein Reza Nikoui, John C. Taylor, Michael Leitart and his wife Lisa, James L. Curtis, Richard J. Loria, John R. Palmer, Robert T. Howell and his wife Michele, and Jeff Horton and his wife Donna. The Alexander Sawyer Trust is an irrevocable trust governed by Ohio law and holding Common Stock, among other assets, with Sawyer as the settlor, Jackson, as trustee and Mr. Sawyer's son as sole beneficiary. Jackson, as trustee of the Alexander Sawyer Trust, has the power to dispose or direct the disposition of the 200,000 shares of Common Stock subject to the Alexander Sawyer Trust subject to Sawyer's approval. Jackson's principal occupation or employment is partner of Kohrman Jackson & Krantz, a law firm. The Company's, Larizza's, the Voting Trust's and the Other Parties' (other than Dorothy M. Sawyer's) principal business and office address is 201 West Big Beaver Road, Suite 1040, Troy, Michigan 48084. Dorothy M. Sawyer's address is 3058 Van Aken Boulevard, Shaker Heights, Ohio 44120. The Alexander Sawyer Trust's, Jackson's and Kohrman Jackson & Krantz's principal business and office address is One Cleveland Center, 20th Floor, Cleveland, Ohio 44114.

       None of Larizza, the Voting Trust, the Alexander Sawyer Trust, Jackson or the Other Parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Larizza, the Voting Trust, the Alexander Sawyer Trust, Jackson or the Other Parties has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree
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CUSIP NO. 517235 10 7                                        Page 7 of 8 Pages




or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Messrs. Donovan, Kett, Phillips, Prokopetz, Ballantyne, Nikoui, Taylor and Horton are all citizens of Canada. Larizza, Jackson and the Other Parties not listed in the preceding sentence are citizens of the United States of America.

       No transactions in the Common Stock have been effected in the past sixty days by Sawyer or the Alexander Sawyer Trust, except for (i) the transfer of 619,839 shares of Common Stock from Sawyer to his wife pursuant to the Separation Agreement, dated May 2, 1994, without any exchange of consideration, and (ii) Sawyer's sale of 800,000 shares of Common Stock for $900,000 as of May 4, 1994 in private transactions to nineteen individuals, including three officers or directors of the Company and sixteen other employees of the Company, and some of their spouses and trusts, in connection with the division of marital property pursuant to the Settlement Agreement, all as described in Items 3 and 4 above. No other transactions in the Common Stock have been effected by Sawyer or the Alexander Sawyer Trust since the filing of Amendment 1 to Sawyer's Schedule 13D dated March 24, 1992.

       Except for the rights (after a default) of the pledgees of Common Stock described in Item 6 as pledged, only Sawyer and the Alexander Sawyer Trust are known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock set forth in the table above as owned by the Sawyer and the Alexander Sawyer Trust, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       A description of the Alexander Sawyer Trust and the parties to the Alexander Sawyer Trust is contained in Items 2 and 5 above. A description of the Voting Trust and the parties to the Voting Trust is contained in Items 2 and 5 above.

       In addition, to secure various personal loans (none of which was obtained to purchase Common Stock), Sawyer has pledged the following shares of Common Stock currently subject to the Voting Trust to the banks listed opposite such shares below:

                                              Number
                      Bank                   of Shares
                      ----                   ---------

                    Baybank Middlesex          500,000
                    National City Bank, Akron   82,500
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CUSIP NO. 517235 10 7                                        Page 8 of 8 Pages




Item 7. Material to be Filed as Exhibits.

The following exhibits are filed with this statement:

       1. Amended and Restated Voting Trust Agreement, dated as of May 4, 1994, among Sawyer, the Alexander Sawyer Trust, Larizza, the Other Parties and the Company, incorporated by reference to Exhibit 9.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

       2. The Alexander Sawyer Trust, under an Irrevocable Trust Agreement, dated as of July 21, 1987, between Edward L. Sawyer, Jr. as settlor and Robert Jackson as trustee, incorporated by reference to Exhibit 2 to Amendment No. 1 to Sawyer's Schedule 13D, dated March 24, 1992.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 /S/ EDWARD L. SAWYER, JR.
Date: June 2, 1994                             ---------------------------------
                                                    Edward L. Sawyer, Jr.